FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2019
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Publication of Supplementary Prospectus dated 15 February 2019
Exhibit No. 2	Director/PDMR Shareholding dated 22 February 2019
Exhibit No. 3	Update on NatWest Markets transfer scheme dated 22 February 2019
Exhibit No. 4	Publication of Supplementary Prospectus dated 26 February 2019
Exhibit No. 5	Total Voting Rights dated 28 February 2019

Exhibit No. 1

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

1st Supplementary Prospectus to The Royal Bank of Scotland Group plc £40,000,000,000 Euro Medium Term Note Programme dated 15 February 2019.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/2624Q_1-2019-2-15.pdf

A copy of the above 1st Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at :http://www.morningstar.co.uk/uk/NSM.

For further information, please contact:

Scott Forrest
Head of RBS Debt Capital Markets & Capital Strategy
Tel: +44 (0) 20 7678 5313

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the 1st Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the 1st Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the 1st Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier

The Royal Bank of Scotland Group plc	2138005O9XJIJN4JPN90

Exhibit No. 2

22 February 2019
The Royal Bank of Scotland Group plc

INITIAL NOTIFICATION OF TRANSACTION OF PERSON DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR") IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

The Royal Bank of Scotland Group plc (the "Company") announces that it has been notified that the PDMR set out below sold ordinary shares of £1 each in the Company ("Shares") (ISIN: GB00B7T77214) on the date and at the price indicated:-

Name of PDMR	Position of PDMR	No. of Shares sold	Price at which Shares sold	Date Shares sold
Chris Marks	CEO, NatWest Markets	260,000	£2.527	21 February 2019

The transaction took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

RBSG Investor Relations
Alexander Holcroft
Head of Equity Investor Relations
+44 20 7672 1758

For further information contact:-
RBSG Media Relations - +44(0)131 523 4205

Exhibit No. 3

The Royal Bank of Scotland Group

22nd February 2019

The Royal Bank of Scotland Group plc - update on NatWest Markets transfer scheme

In anticipation of the UK's departure from the European Union on 29 March 2019, The Royal Bank of Scotland Group plc (together with its subsidiaries, "RBS Group") has been making its Dutch subsidiary, NatWest Markets N.V., operationally ready to serve NatWest Markets Plc customers who are incorporated or located in the European Economic Area ("EEA"). NatWest Markets N.V. is currently a subsidiary of The Royal Bank of Scotland Group plc and, subject to approvals, is expected to transfer to become a subsidiary of NatWest Markets Plc during 2019.

Following the announcement on 6 December 2018 by the RBS Group, the Court of Session in Scotland has now approved the RBS Group's petition for an order under Part VII of the Financial Services and Markets Act 2000 for the replication of master trade documentation for non-UK EEA customers and the transfer of certain existing transactions of EEA customers from NatWest Markets Plc to NatWest Markets N.V. (the "Scheme").  The effective dates of the Scheme will now be as follows:

(i) 22 March 2019 - for Phase 1 of the Scheme, where master documentation with NatWest Markets Plc will be replicated with NatWest Markets N.V.; and

(ii) a date between 23 March and 31 December 2019 - for Phase 2 of the Scheme, which will transfer certain existing transactions for some EEA customers (as at the Phase 2 Effective Date) from NatWest Markets Plc to NatWest Markets N.V. The flexibility of Phase 2 is designed to take advantage of any transitional period or other possible outcomes of the Brexit negotiations. NatWest Markets Plc and NatWest Markets N.V. will provide non-UK EEA customers with ten business days' notice of the relevant Phase 2 Effective Date. The effective time(s) for Phase 2 of the Scheme will also be announced on natwestmarkets.com/brexit.

General information on the Brexit plan for NatWest Markets is available at natwestmarkets.com/brexit.

For Further Information Contact:

RBSG Investor Relations:

Alexander Holcroft
Head of Investor Relations
+44 (0) 20 7672 1758

Richard Coombs
Head of NatWest Markets Investor Relations
+44 (0) 20 7678 1768

RBSG Media Relations:
+44 (0) 13 1523 4205

Forward Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including those related to RBS and its subsidiaries' regulatory capital position, and requirements, financial position, future pension funding requirements, on-going litigation and regulatory investigations, profitability, risk-weighted assets, impairment losses and credit exposures under certain specified scenarios. In addition, forward-looking statements may include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "believes", "risk", "estimates" and words of similar import. These statements concern or may affect future matters, such as RBS's future economic results, business and capital plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS's actual results are discussed in RBS's UK annual report and accounts and interim reports and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's Reports on Form 6-K and most recent Annual Report on Form 20-F. The forward looking statements contained in this announcement speak only as of the date of this announcement and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifier

The Royal Bank of Scotland Group plc 2138005O9XJIJN4JPN90
NatWest Markets Plc RR3QWICWWIPCS8A4S074
NatWest Markets N.V. X3CZP3CK64YBHON1LE12

Exhibit No. 4

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the Financial Conduct Authority and is available for viewing:

2nd Supplementary Prospectus to The Royal Bank of Scotland Group plc £40,000,000,000 Euro Medium Term Note Programme dated 26 February 2019.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/1985R_1-2019-2-26.pdf

A copy of the above 2nd Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do.

For further information, please contact:

Scott Forrest
Head of RBS Debt Capital Markets & Capital Strategy
Tel: +44 (0) 20 7678 5313

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the 2nd Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the 2nd Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the 2nd Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier

The Royal Bank of Scotland Group plc	2138005O9XJIJN4JPN90

Exhibit No. 5

The Royal Bank of Scotland Group plc
Total Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 28 February 2019:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights - 28 February 2019
Ordinary shares of £1	12,048,694,062	4	48,194,776,248
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	12,049,594,062		48,198,376,248

of which none are held in Treasury.

Shareholders may use the above figures for their calculations to determine whether they are required to notify their interest in, or a change to their interest in the Company under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 28 February 2019

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary